



**The Way You Move
Affects The Way You Feel...**

**Unlocked Reality Makes
Virtual Reality Movement
Natural & Fluid**

Overview

Even though we are surrounded by all types of evolving tech, people have still not been given the access to allow their body to **freely follow** where their mind wanders in VR.

With the **power** to fully immerse minds, Unlocked Reality aims to forever change the world.





TREADMILL

Your body feels that space is **limited** and movement is **restricted** by rails



SLIDEMILL

Your body is **locked** into place by a **harness** and walking feels **slippery**



TRACKERS

Your body is **shackled** with gear that can be **cumbersome**

Problem

Headsets enable you to experience VR with your eyes and hands, but how you move is still bounded & restricted.

Currently in the VR space, you have **no control over your movement**. Although there have been attempts to give people mobility via treadmills, slide mills, & trackers, they all have fallen short of capturing true movement.

This is due to the fact that **your movements are being translated poorly**.

Unlocked Reality is focused on providing users the ability to **free the body** to **follow where the mind wanders**.



COMMON **FAILED** USER EXPERIENCES

- **Loss** of immersion
- **Unnatural** movement
- **Lack** of play space
- **Irritable** restrictions

Immersion Is The Gateway

Our platform addresses two of the most important components of the human sensory system.

1. **Vestibular Sense**: for balance and spatial orientation for coordinating movement.
2. **Proprioceptive Sense:** for sense of self-movement and body position.

Thanks to Unlocked Reality's cutting edge technology addressing these elements, VR can now be truly immersive.



The Sensory System
TOUCH
Felt by the surface of your body
PROPRIOCEPTION
Self movement and body position
TASTE
Flavors for the tongue
INTEROCEPTION
Awareness of the body's internal state
SIGHT
Seen by the eyes
SMELL
Scent of your surrounding
VESTIBULAR
Sense of balance
HEARING
Sounds your ears listen to

Opportunity & Solution

01. Move Naturally

Walk and run your way through virtual space as naturally as walking down the street or taking a lap around the track.



Superior user experience

02. Stay Immersed

Focus on the important things without having to worry about bumping into objects or running out of room to move.



Small space requirement

03. Upgrade Your Play

Our patent pending solution uses precisely controlled magnetic levitation and the best of modern machine learning to bring you the new standard of locomotion in virtual reality.



Usage improves over time

#63/255,502*

The Goal: TRUE IMMERSION

- **Allow** natural movement
- **Connect** your body's senses
- **Enable** untethered exploration in an alternate reality



We believe our patent pending method* of dynamically reducing friction is **unlike any other existing VR platform**.

Using the platform (and shoes), users are able to move untethered as the friction keeps the user in one place.

 Unlocked Reality vs Competition

		Infinadeck	Cyberith Virtualizer	Kat VR – Kat Walk C	Virtuix – Omni One
User Gait	NATURAL	SEMI-NATURAL	NOT NATURAL	NOT NATURAL	NOT NATURAL
Usage Difficulty	EASY	DIFFICULT	AVERAGE	AVERAGE	AVERAGE
Machine Learning	✓				
No Harness	✓				
No Safety Railing	✓	✓		✓	✓
Small Space Requirement	✓		✓	✓	✓
Low Latency	✓	✓	✓	✓	✓



Kat VR - Kickstarter: Funded (2020) Over $1M in 24 hours



Virtuix [Omni One] - SeedInvest: $19M in Crowdfunding (2021)

Market



VR users: >171M worldwide*

Target: Users with a VR headset
- 1/10 (10%) owners interested in making a purchase
  - Estimate from predicted higher market penetration & elastic market around UX

TAM 2025 ~ $20 Billion

Value of Unlocked Reality TAM= (total # of headset owners) x 10% x $1000 per sale/x Per Price Of Headset

VR, AR, wearables, and smart home tech now mainstream
https://arstechnica.com/?post_type=post&p=1800511
42 percent growth expected from 2021 to 2025.



Projected to DOUBLE within 3 YRS

Standalone and home VR headsets will be responsible for most of the installed base by 2025
Total VR units by category, 2016-2025 (mn)

Legend: Standalone VR units | Home VR units | Mobile VR units

Source: Global Entertainment and Media Outlook 2021–2025. PwC, Omdia

*Statista

Traction: Progress to Date

May '20	**Patent Pending system and method**
Oct '20	**Delaware Incorporated, trademark filed**
Dec '20	**Founding Team members recruited**
Jan '21	**Initial Investment of $60,000** (Friends & Family)
Feb '21	**Bench top Proof-of-Concept (POC1) completed** (video)
Mar '21	**unlockedreality.com Live and Informative**
Apr '21	**Human sized Proof-of-Concept (POC2) completed** (video)
May '21	**Platform Prototype 1 underway**
Aug '21	Nominated for Rising VR Company of the Year (VR Awards In Nov '21)
Oct '21	**Prototype 1 of UR Base [Econ] Near Completion** (video) **& Investment of $50,000** (Friends & Family)

Pivot to UR Base [Econ]

Note: POCs were to show plausibility and scalability of the maglev method. POCs were done with permanent magnets and motors for quick design, iteration, and exploration. It is planned to continue exploring the maglev method using electromagnets.

Product Roadmap

UR Base: Ball Transfer Units in 2022 *(UR Base [Econ])*
UR Base: Magnetic Levitation (Maglev) in 2023

Both methods are driven by Machine Learning. Using sensors, the algorithm recognizes a user's unique gait pattern, tracks their activity, and accurately predicts their movement.

UR Base Prototype   GTM   Maglev Prototype   GTM

2021   2022   2023   2024   2025

Consumer Product Certification ('21 Q4 - '22 Q2)
Pre-certification testing FCC and UL
Manufacturing & Distribution ('22 Q2 - '23 Q3)
Establish a pipeline
Contract suppliers and manufacturers
Set up a storage and shipping network
Business development for Enterprise and Consumer



GTM: **Enterprise + Consumer Verticals** where VR movement <u>must be</u> natural and fluid for true immersive experience

Enterprise **(Our Focus)**

- **Physical Rehab & Therapy -** i.e. <u>https://www.neurorehabvr.com/</u>
- **Enterprise Sales Training -** i.e. https://savr.world/
- **Healthcare -** operating room training for doctors and nurses
- **Military Simulation & Training -** Army Catches RIDE to Extended Reality Future
  https://www.afcea.org/content/army-catches-ride-extended-reality-future
- **Engineering -** virtual inspection of critical infrastructure
- **Fitness -** especially for pro/ college athletes
- **Remote Live Events -** Worldwide access to Concerts & Shows

<u>Business Model</u>
Primarily VAR and OEM's

Consumer

- **Location-Based VR experiences (Arcades)**
- **Gaming and Entertainment** for home VR enthusiast
- **Travel Experiences** i.e. virtual safaris over a terrain

<u>Business Model:</u> D2C



GTM specifics



2022

2023

2024

2025

REV MODEL: 2022
- Enterprise 50%
- Consumer 50%
- UR Maglev 0%
- UR Base Econ 100%

REV MODEL: 2023
- Enterprise 70%
- Consumer 30%
- UR Maglev 60%
- UR Base Econ 40%

REV MODEL: 2024
- Enterprise 80%
- Consumer 20%
- UR Maglev 80%
- UR Base Econ 20%

REV MODEL: 2024
- Enterprise 90%
- Consumer 10%
- UR Maglev 100%
- UR Base Econ 0%

Enterprise (Our Focus)

- **Enterprise Sales Training**
- **Healthcare**
- **Physical Rehab & Therapy**

- **Remote Live Events**
- **Enterprise Sales Training**
- **Fitness**
- **Healthcare**
- **Physical Rehab & Therapy**
- **Military Simulation & Training**
- **Engineering**

- **Same as 2023 + additional strategic verticals**

- **Same as 2024 + additional strategic verticals**

Consumer

- **Location-Based VR experiences**
- **Gaming and Entertainment**
- **Travel Experiences**

- **Same as 2022**

- **Focus: enterprise** (except for home VR enthusiasts)

- **Focus: enterprise** (except for home VR enthusiasts)

The Team: A Powerful Mix Of Engineers, Designers VR Experts & Marketers



FOUNDER & CEO
Akash Bellippady
VR Enthusiast of 8 years
Unlocked Reality



ELECTRICAL ENGINEER
Nate Ciceron



ADVISOR
Veena Somareddy
CEO/ Co-Founder of Neuro
Rehab VR



ADVISOR
Annie Eaton
CEO Futurus



ADVISOR
Steve Ardire
AI Startup Advisor
'Force Multiplier' numerous
startups



SOFTWARE ENGINEER
Aaron Wong



MECHANICAL ENGINEER
Matthew Blackburn



COMPUTER ENGINEER
Darren Truong



MARKETING STRATEGIST
Nikki Neisler
Viral Influencer Campaigns
VP at Studio Intake
STRATEGIC PARTNER



GTM SPECIALIST
Jack Richards
B2B SaaS & Tech Marketer
Founder at Studio Intake
STRATEGIC PARTNER



ADVISOR
Lori-Lee Elliott
Accelerator Mentor
Founder at Future Sight AR

Engineering Team Experience Totals: 3 years of Machine learning, 6 years of Programing experience, 4 years of mechanical design experience, 6 years of sensor usage experience, 4 years of electronics design experience, 2 years of power electronics design experience, and 3 years of UX experience design. We have also collectively completed numerous advanced robotics, electronics, and mechanical projects.

Contact us

Contact@unlockedreality.com
Akash.Bellippady@unlockedreality.com
+1 408-889-3449
www.unlockedreality.com